Free Writing Prospectus
Filed Pursuant to Rule 433
November 16, 2006
Registration Statement No. 333-130478

Common stock offered by us:	10,000,000 shares
Common stock offered by selling stockholders:	2,500,000 shares
Common stock to be outstanding after this offering:	42,692,500 shares
Underwriters' option to purchase additional shares:	We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 1,875,000 shares of common stock.
Initial public offering price per share:	$17.00 per share
Underwriting discounts and commissions:	$1.105 per share
Net proceeds to us:	Approximately $156.5 million, after deducting estimated discounts, fees and expenses (including fees and expenses related to sales by the selling stockholders).
Use of proceeds:
We intend to use the net proceeds from this offering to reduce outstanding indebtedness under our credit facilities. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.